

April 13, 2011

<u>Via E-mail</u>
Yan Lin
Chief Executive Officer
Jintai Mining Group, Inc.
c/o Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, NY 10022

> **Re: Jintai Mining Group, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **File No. 333-168803**
> **Filed April 1, 2011**

Dear Mr. Lin:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our Products, page 68</u>

1.   We note your response to prior comment two which indicates that you conduct inventory semi-annually and did not account for incremental tailing production in the quarter ended December 31, 2010. Please clarify:

- The process of producing tailings from the timeframe when ore is initially mined until such time that tailings are sold to third parties;

- How you determined the accuracy of quantities and amount of tailings ending inventory is correct as of December 31, 2010 given that you did not account for third quarter production;

- How you allocate costs to tailings and other products if production of tailings is unknown;

- How you determine quantities and amounts of inventory for products other than tailings such as zinc calcine, zinc dust and sand, oxidized ore, pyrite, sulfuric acid, lead concentrates, and electric dust. Your response should separately address each product in detail; and

- How your method of accounting for tailings inventory impacts your accounting for inventory of products other than tailings.

Consolidated Statements of Cash Flows, page Q-4

2.   We note your response to prior comment four which indicates that you decided to dispose of certain fixed assets that aggregated $4,045,289. We also note that you no longer record depreciation associated with such fixed assets. Please tell us the nature of your plans and the timeframe in which formalized your decision to dispose of these assets. In addition, refer to ASC 360-10-45-9 and tell us if you met the criterion to classify these fixed assets as held for sale and if applicable the date in which you met such criteria.

Note 2 Summary of Significant Accounting Policies, page Q-6

9. Capitalized development and ore access costs, page Q-7

3.   We note your new disclosure that your estimates for mineral reserves are a key component in determining units of production depreciation rates, and your estimates of probable ore reserves may change. It remains unclear from your disclosure the base over which you determine your units of production depreciation rate. Please confirm, if true, you use only proven and probable reserves to calculate your units of production depreciation rate. If such statement is not true, please tell us the base you use for your calculation. Finally, please revise your disclosure to specify your depreciation base.

Note 14 Convertible Notes, page Q-19

4.   We note your responses to prior comments five and six which include revisions to your financial statements as of and for the nine months ended December 31, 2010. We also note your disclosure on page 98 specifying certain events that result in adjustment to the exercise price of the warrants. In this manner, it appears that such terms allow for adjustment to the exercise price of the warrants in the event that the company issues additional securities other than those contemplated in the IPO. Please clarify how your current classification of the warrants as equity, rather than a liability, is consistent with ASC 815-40-15.

　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with any engineering questions. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ H. Roger Schwall

　　　　　　　　　　　　　　　　　　H. Roger Schwall
　　　　　　　　　　　　　　　　　　Assistant Director

cc:　　Via Facsimile
　　　　Arthur Marcus, Esq.
　　　　(212) 980-5192